September 27, 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549-4561

Re:	Tesco Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 5, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 3, 2013
File No. 001-34090

Ladies and Gentlemen:
We are submitting this letter in response to a comment (the “Comment”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 23, 2013 (the “Staff Letter”) relating to the Company’s Annual Report on Form 10-K for the year-ended December 31, 2012 (the “2012 10-K”) and its Definitive Proxy Statement on Schedule 14A filed with the Commission on April 3, 2013 (the “Proxy Statement”).
For the convenience of the Staff, we have reproduced the Comment in bold type and followed the Comment with the Company’s response.
Definitive Proxy Statement on Schedule 14A filed April 3, 2013

1.
Please enhance your disclosure in Compensation Discussion & Analysis (CD&A) with regard to the performance objectives for the performance stock unit (PSU) grants made in May 2012 and November 2012. Refer to Items 402(b)(1)(v), 402(b)(2)(v) and 402(b)(2)(vi) of Regulation S-K. For example, you disclose on page 4 that “[t]he PSU awards from May 2012 are tied to the Company’s performance in 2012,” but it does not appear that you have explained in CD&A whether and to what extent the company’s performance in 2012 met the performance objectives of the May 2012 PSU awards. Provide us with an example of enhanced disclosure.

RESPONSE: In response to the Staff’s comment, the Company purposefully omitted the disclosure of the performance objectives for the 2012 PSU Program based on Instruction 4 to Item 402(b) of Regulation S-K. The Company believed that the disclosure of this information in the Proxy Statement would have caused competitive harm to the Company. In particular, the Company believed that disclosure of its target operating income percentage (“OI%”) could be viewed as competitively sensitive information. After further discussion and review, the Company now believes that the failure to disclose the performance objectives for the 2012 PSU Program, including the Company’s target OI% in light of the financial information disclosed in the 2012 10-K prior to the Company’s disclosure in the Proxy Statement, would have been unlikely to have caused the Company competitive harm.
Pursuant to the Staff’s request, the Company has set forth below an example of enhanced disclosure to explain that the Company’s performance met the performance objectives relating to the May 2012 PSU

Awards that could have been included in the Proxy Statement following the Performance Stock Units section on pages 25-26 of the Proxy Statement.
* * *
Example of Enhanced Disclosure:
Our Compensation Committee determined that the Company met the performance targets for the 2012 PSU program awards granted in May 2012 and such units became “locked-in” as of December 31, 2013 (subject to the time-based vesting described above). Our Total Stockholder Return, or TSR, was calculated and compared to our peer group by our independent executive compensation consultant, Mercer, with the results shown in the table below. Our operating income percentage, or OI%, target for 2012 was calculated by the Company, with the results shown in the table below.

PSU Metric	Performance Target (target for 100% award)	2012 Performance	Multiplier Applied to Target PSU Awards
Relative TSR:	8th of 16 peer group members (1 being the highest)	5th of 16 companies	130%
OI%:	13.6%	13%	92%
* * *
The Company proposes that it include disclosure similar to the disclosure above in its 2014 Definitive Proxy Statement on Schedule 14A with respect to Performance Targets that are based on fiscal 2013 Company financial performance but that it will continue to exclude information for performance targets based on future Company financial performance as it believes such forward-looking disclosure would cause it competitive harm in reliance on Instruction 4 to Item 402(b) of Regulation S-K.

We hereby acknowledge that:
•We are responsible for the adequacy and accuracy of disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please do not hesitate to contact the undersigned at (713) 359-7104.

Kindest regards,
/s/ DEAN FERRIS
Dean Ferris,
Senior Vice President and General Counsel
Tesco Corporation
cc:

Mr. Julio Quintana	Mr. Jeff Dodd
President and Chief Executive Officer	Partner
Tesco Corporation	Andrews & Kurth LLP

Mr. Robert L. Kayl	Mr. Brett Parrish
Senior Vice President and Chief Financial Officer	Partner
Tesco Corporation	PricewaterhouseCoopers LLP